SmartGurlz

Creating tomorrow's creators

INVESTOR DECK

FEB'19



THE PROBLEM

The creators of today are overwhelmingly male, with women making up just 7% of the STEM industries workforce.



■ Boys   ■ Girls

Age 5   Age 13

-65%

71%

83%

29%

17%

Interest in STEM   Tech Jobs   Tech Leadership

This massive underrepresentation of women starts when girls lose confidence and interest in STEM subjects as early as age 5.

Although this is recognised, the one-size-fits-all educational industry is failing young women's potential in math and science.

While existing play-to-learn toys struggle to combine the digital aspects that engage young children of today, with the proven success of learning through storytelling.

THE SOLUTION

Incorporating digital, story-based learning and play, SmartGurlz create coding robots and apps for girls.

SmartGurlz is the tech brand for girls aged 5 to 12; empowering them to be the creators of tomorrow.

Research shows that in order to engage more young women, we need to address their preferred learning styles and brain function. Between our representative dolls and accompanying app we're able to balance passive and active learning.

The first coding robot for girls, each doll has its own character and accompanying story books.

SmartGurlz



WHY IT WORKS



SmartGurlz appeal to female learning strengths and play patterns



We know young women learn better via storytelling, so we start with verbal learning



We include text, diagrams and maps in all of our books and stories, each containing exercises



These maps feature landmarks, so the missions and games have real-world context, engaging children even further

CURRENT TRACTION

€1.5M

revenue to date
(3 years)

26K+

products sold

400

retail locations
worldwide

Patents in US
and EU

Appearances on
CNN, CNET, BBC

Harrods   Hamleys   amazon   girl scouts    Walmart

UNIQUE MARKET POSITIONING

Only SmartGurlz combines science-informed girl-specific learning methods with traditional girl play; balancing both passive and active learning.



Appeals to girls aged 5-12

Barbie

Lego Friends

Project MC2

Geo Safari   GoldieBox

SmartGurlz

Low tech STEM ———— **Gender neutral** ———— **High tech STEM**

K'NEX   Wonder Workshop

LEGO BOOST

Legos   SPHERO

Ozobot

GI Joe

Meccano

Appeals to boys aged 5-12

SmartGurlz

We intend to be the the top technology brand for girls; helping redress the balance in STEM industries.

Market size

$93.3 bn

Global Toy Market by 2022

$40.9 bn

Global EdTech Market by 2022

23 %

Scientific toys sales YOY growth in 2017

$9.5 bn

EdTech investments in 2017

TAM for SmartGurlz

€3.1B+

US market, near-term TAM

€103B+

Global market, long-term TAM

€707

US annual spend on EdTech per child today

40%+

CAGR on EdTech spend by parents

APPLE PARTNERSHIP

Focussed on diversity and inclusion

- We're developing a retail collaborative range with Elon Musk's SpaceX
- Utilising a collectibles strategy
- Continuing our mission of STEM education
- In-store coding experiences
- Incorporation of augmented reality



SmartGurlz

SmartGurlz





ODD SQUAD LICENSE AGREEMENT

Odd Squad is a successful live action children's educational television series broadcast on PBS Kids (US), TVO Kids (CA), and BBC (UK).

SmartGurlz has signed a licensing agreement with Sinking Ship Entertainment and will soon be selling our Odd Squad retail product range in 'Big Box' retailers such as Walmart and Target.

  

THE SCHOOL MARKET

A SmartGurlz product uniquely designed for schools

The Opportunity

17.7B EdTech market +18% / year

The Strategy

To partner with proven industry experts and co-develop incredible programs

- Sales, marketing & curriculum

Enter the low-barrier after-school market with a girl-specific program

- Expand the Girl Scouts program
- 6 week curriculum complete

SmartGurlz®

Our SmartBuddies schools pilot started Jan 2019 in 10 schools with 240 products

SmartBuddies is our non-gender-specific branding and will feature a male character.

We're launching a continuation of the range at the International Society for Technology in Education in June 2019 and expect to sign on 300 schools in our first year.

Customized at Pitsco to meet gender and ethnicity needs, schools were able to purchase:

- A 10 pack of dolls for $999 featuring a storage kit with multi-charger
- A Pitsco curated curriculum
- A specialised Teacher/Student app





girl scouts

PITSCO EDUCATION

TRACTION

SmartGurlz®

- € 1.4M in revenue & 26,000+ products sold

- 4+ rating on Amazon

- Official partner of the Girl Scouts

- Pilot with Microsoft Stores started Nov 17th 2018

- Shark Tank offer made from Daymond John

- Entering schools with Pitsco in December '19

- Patents in US and EU

- Letter of intent from SpaceX for 2019 collaboration

amazon

girl scouts

Walmart

AS SEEN ON
SHARK TANK

PITSCO
EDUCATION

SPACEX

THE RIGHT TEAM

SmartGurlz®



Sharmi Albrechtsen
Co-founder and CEO

20+ years in STEM-focused consumer
co-creation and learning



Jesper Niesen
Co-founder and CTO

20+ years of R&D experience
Exited 3 successful tech companies



Martin Pidel
Chief Marketing Officer

20+ years in Ed-Toys
EVP at LeapFrog & VP at Hasbro



Kari Byron
Chief Creative Officer

10 years as TV host of Mythbusters
Advocate for women in STEM



Guillaume Dumortier
Digital Marketing

13+ years of digital marketing experience
Danone, Red Bull, Chanel

Experience from

  

AWARDS AND RECOGNITION

SmartGurlz



GWC pitch competition
in August 2018



Top 15 2018 SVIEF-STAR
Startups



Impact Innovation
pitch at Stanford in
August 2018



Struck a $200k deal with
Daymond John in 2017



Silicon Valley Open Doors
pitch competition
in August 2018



IEEE Women in
Engineering startup pitch
competition in May 2018



Sharmi (CEO), included
among "37 women who are
disrupting the status quo
and championing gender
diversity in advertising
and tech"



SmartGurlz is a part of
DTU's Science Park;
Denmark's leading
community for deep tech
companies

CUSTOMER TESTIMONIALS

On average, SmartGurlz products have a 4.5+ star rating



SmartGurlz®

★★★★★
S ✓ **Shawanda (verified purchase)**

Diversity at its best

After seeing on Shark Tank, we had to buy this product for our 2 nieces. The app was easy to install and now they are coding after spending a few hours just playing. The freeplay is easy to get started and begins the enjoyment but if sit with the kids and show them the coding. We tried the distance block. Cool -- looks like she was headed for the wall - but she stopped exactly 10 inches before.



★★★★★
H ✓ **Harriet Long**

BUY ONE BEFORE SOLD OUT

This product has sold out twice and you can't buy on Amazon. We luckily were able to get a Zara and our daughter is thrilled. This is her first robot and it has been so easy to get started. She loves it!



 **CUSTOMER REVIEWS**

★★★★★
Based on 40 reviews



★★★★★	85%	(34)
★★★★☆	13%	(5)
★★★☆☆	0%	(0)
★★☆☆☆	3%	(1)
★☆☆☆☆	0%	(0)

 **Erik**

★★★★★ **Our little girl LOVES her SmartGurlz !**
January 4, 2018
Verified Purchase

Terrific idea for girls and a fantastic product ! We bought this for our seven-year old for Christmas. It was her favorite toy this year by far. The app is fun and easy to use with our Amazon Fire. She's spent literally hours programming routines and sending her doll all over the house. We've already ordered another one for our niece.



Arunima Sharma

★★★★★ · June 7, 2018

The best birthday gift to my young cousin sister. She wants to be an engineer like me now not only because she loves me for her best seventh birthday gift but also because she loves how she codes and her doll moves. If that's not changing the world with changing stereotypes, I don't know what is!



RECENT MEDIA COVERAGE

 "The scooter, designed by SmartGurlz, is controlled with an app, and uses tools to teach kids about math and computing along the way"

 "Inventor Of The World's First Coding Robots For Girls Set To Launch In U.S."

 "Self-balancing robots and action dolls are encouraging young women to become tomorrow's programmers"

 "Toymakers are the early adopters pushing AR into the mainstream"

 "SmartGurlz wants to encourage girls to code"

 "New robot doll hits the stores and will make girls become future engineers"

 "Disrupting the toy Industry"

 "Parents turn entrepreneurial to make Christmas gifts"





Creating tomorrow's creators

THANK YOU

CONTACT
Sharmi Albrechtsen
sharmi@smartgurlz.com